MAIL STOP: 3561



                                                                    July 24,
2018
   Via E-Mail
   Ken Atwood
   Hunt Mining Corporation
   23800 East Appleway Avenue
   Liberty Lake, WA 99019


  Re:                Hunt Mining Corporation
                     Form 10-K for the Fiscal Year Ended December 31, 2017 Filed April 17, 2018
                     File No. 333-182072

   Dear Mr. Atwood:

          We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments.

   Properties, page 4

        1. We note the disclosure in footnote 9 to the financial statements regarding the estimated life of the Mina Martha project. Please add disclosure in this section to disclose the basis for your mine life estimate of 8 years.

   Present Status of Work Completed and Exploration Plans, page 10

        2. We note you do not describe your current exploration plans. Please expand your disclosure concerning the exploration plans for your properties to address the following points.

                  Disclose a brief geological justification for each of the exploration projects written in non-technical language.
 Ken Atwood
Hunt Mining Corporation
July 24, 2018
Page 2

           Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

           If there is a phased program planned, briefly outline all phases.

           If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

           Disclose how the exploration program will be funded.

           Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Results of Operations, page 24

    3. Please modify your filing and disclose your annual mine/mill production. This would include your tonnage & grade mined, concentrate tonnage & grade shipped and gold &
       silver quantities sold. See Instruction 3 to Item 102 of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202)
551-3795 with any questions.

                                                     Sincerely,

                                                     /s/ John Reynolds

                                                     John Reynolds
                                                     Assistant Director
                                                     Office of Beverages,
Apparel and Mining